October 22, 2010

Via Edgar

Pamela A. Long Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E., Mail Stop 4631 Washington, DC 20549

Re:	China Architectural Engineering, Inc. Form 8-K Filed August 24, 2010 File No. 001-33709

Ladies and Gentlemen:

Based upon the Staff’s review of the above-referenced filing, the Securities and Exchange Commission (the “Commission”) issued a comment letter dated October 13, 2010.  The following consists of the response from China Architectural Engineering, Inc., a Delaware corporation (the “Company”) to the Staff.  For the convenience of the Commission, the Staff’s comment is repeated verbatim with the Company’s response immediately following.

1.
Comment:  We note your disclosure in Item 5.02 stating that Mr. Tang received his doctorate degree in the United States. Please provide us with additional information regarding Mr. Tang's doctorate degree, including which university in the United States awarded the degree to Mr. Tang and when the degree was awarded. In particular, we note the recent press coverage regarding the alleged discrepancy in whether Mr. Tang received his doctorate from the California Institute of Technology, including the July 7, 2010 article in The People's Daily entitled "Former Microsoft chief Tang Jun fights back," the July 31, 2010 article in Time entitled "A Shady Resume Sparks Debate Over Honesty in China," and the October 6, 201 0 article in the New York Times entitled "Rampant Fraud Threat to China's Brisk Ascent." Please address the matters discussed in the recent press coverage in your response.

Response:  We respectfully note your comment and have reviewed the articles referenced in your comment.  We hereby supplementally inform you that Mr. Tang received his doctorate degree in Electrical Engineering from University of Pacific Western in April 1995.  He obtained a master's degree in Electronics from Nagoya University in March 1988 and a bachelor's degree in Physics from Beijing University of Posts and Telecommunications in July 1984.  The Company’s files contain confirmation of the foregoing.  We hereby confirm that the biographical disclosures for Mr. Tang in our future filings will include the foregoing information.

On behalf of the Company, the undersigned hereby acknowledges and agrees that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pamela A. Long
October 22, 2010

Please do not hesitate to contact Anh Q. Tran, Esq. of K&L Gates LLP, our securities legal counsel, at (310) 552-5083 with any questions.

Sincerely,

/s/  Wing Lun (Alan) Leung

Wing Lun (Alan) Leung
Chief Executive Officer

cc:	Erin Jaskot, U.S. Securities and Exchange Commission
Anh Q. Tran, Esq., K&L Gates LLP